March 14, 2018

Thomas Gad
Founder, Chairman, President and Head of Business Development
Y-mAbs Therapeutics, Inc.
750 Third Avenue
9th Floor
New York, NY 10017

       Re: Y-mAbs Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 13, 2018
           CIK No. 0001722964

Dear Mr. Gad:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Table of Contents, page i

1. We note your statements regarding market data used in the prospectus, including that the sources of the information do not guarantee the accuracy or completeness of the information and that investors are cautioned "not to give undue weight" to estimates.
       Please revise these statements to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. Thomas Gad
FirstName LastNameThomas Gad
Y-mAbs Therapeutics, Inc.
Comapany2018
March 14, NameY-mAbs Therapeutics, Inc.
June 16, 2017 Page 2
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Summary, page 1

2. Please disclose any active INDs related to your product candidates, the date of filing for each IND, the sponsor, the subject matter and the status of the IND. Please include similar disclosure with respect to the EMA or any other drug regulatory authorities.
Naxitamab Mechanism of Action, page 1

3. We note your disclosure that you have not observed any life-threatening side effects with naxitamab to date. Please disclose whether any patients have experienced serious adverse events, what those events were and how many patients experienced them. Implications of Being an Emerging Growth Company, page 7

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 76

5. We note your disclosure of the intended uses of proceeds in this section. Please specify how far in the clinical development of your omburtamab-DTPA product candidate and
         BsAb product candidates you expect to reach using proceeds from the offering. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to
         Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates Determination of the Fair Value of Common Stock, page 91

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Results of Operations
Research and Development Expenses, page 93

7. Please expand your disclosure to quantify the total costs incurred during each period presented for each project or product candidate separately to provide more transparency as
 Thomas Gad
FirstName LastNameThomas Gad
Y-mAbs Therapeutics, Inc.
Comapany2018
March 14, NameY-mAbs Therapeutics, Inc.
June 16, 2017 Page 3
Page 3
FirstName LastName
         to the type of expenses incurred. If you cannot disaggregate the amount of expense by product candidate, disaggregate the amount by nature of expenses or in some other manner.
Business, page 100

8. We note your disclosure that a single dose of 4mCi 124 I-omburtamab was generally considered safe, treatment with 131 I-omburtamab was generally safe and omburtamab has an acceptable safety profile. Please remove statements suggesting that your product candidates are safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.
9. Please define DLT, EFS, CR/VGPR and mCi the first time they are used in this section.
Omburtamab Overview, page 117

10. We note your disclosure that omburtamab has generally been well tolerated in over 200 patients treated over 14 years for multiple indications, with no significant long-term toxicities. Please disclose whether any patients have experienced serious adverse events, what those events were and how many patients experienced them. 131 I-omburtamab ... Clinical Development Program, page 119

11. We note your disclosure that safety data for 131 I-omburtamab shows no significant long-
         term toxicities for more than 200 patients from multiple clinical trials including patients with other cancer types such as DIPG and DSRCT. Please disclose whether any patients have experienced serious adverse events, what those events were and how many patients experienced them.
Study 03-133: Phase I Study..., page 120

12. We note your disclosure that 44 treatment-related serious adverse events were observed in this trial, of which 36 were Grade 4, six were Grade 3 and two were Grade 2. Please disclose how you define Grades 2, 3 and 4, what the serious adverse events were in each grade and how many patients experienced them.
Intellectual Property
Patent Portfolio, page 138

13. Please specify the expiration dates for the most significant patents within each portfolio.
MSK Agreements, page 141

14. We note that you have several agreements with Memorial Sloan-Kettering Cancer Center, of which only the two license agreements will be filed as exhibits. Please file the Sponsored Research Agreement, Master Data Services Agreement, Investigator-
 Thomas Gad
Y-mAbs Therapeutics, Inc.
March 14, 2018
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      Sponsored Master Clinical Trial Agreement, and two Core Facility Service Agreements or
      tell us why you believe that you are not required to file such agreements pursuant to Item
      601(b)(10) of Regulation S-K.
Management, page 159

15. Please disclose Dr. Lund-Hansen's business experience from 2013 to his appointment as your Senior Vice President, Head of Technical Operations in 2016. Refer to Item 401(e)
      of Regulation S-K.
Principal Stockholders, page 186

16. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by entities in the table, such as MSK and Peter
      Bang Holding ApS. Please also disclose the natural person or persons with whom Dr. Healy shares voting and dispositive power over the shares held by Sofinnova
      Venture Partners X, L.P.
Description of Capital Stock, page 189

17. We note your disclosure that the description of your capital stock is qualified in its entirety by reference to the applicable provisions of the DGCL. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.
General

18. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
      Please note that we may have comments regarding this material.
       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameThomas Gad
                                                            Division of
Corporation Finance
Comapany NameY-mAbs Therapeutics, Inc.
                                                            Office of
Healthcare & Insurance
June 16, 2017 Page 4
cc: Dwight A. Kinsey
FirstName LastName